UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

AMBER ROAD, INC.

(Name of Subject Company (Issuer))

CHICAGO MERGER SUB, INC.

(Names of Filing Persons (Offeror))

EAGLE PARENT HOLDINGS, LLC

(Names of Filing Persons (Parent of Offeror))

E2OPEN, LLC

INSIGHT VENTURE PARTNERS IX, L.P.

INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND, L.P.

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (B), L.P.

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (CAYMAN), L.P.

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (DELAWARE), L.P.

INSIGHT VENTURE PARTNERS X, L.P.

INSIGHT VENTURE PARTNERS X (CO-INVESTORS), L.P.

INSIGHT VENTURE PARTNERS (CAYMAN) X, L.P.

INSIGHT VENTURE PARTNERS (DELAWARE) X, L.P.

(Names of Filing Persons (Others))

Common Stock, $0.001 par value

(Title of Class of Securities)

02318Y108

(CUSIP Number of Class of Securities)

Chicago Merger Sub, Inc.

Eagle Parent Holdings, LLC

c/o Laura Fese

E2open, LLC

9600 Great Hills Trail, Suite 300E

Austin, Texas 78759

(866) 432-6736

Copy to:

Morgan D. Elwyn

Robert A. Rizzo

Claire E. James

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$410,800,455.47	$49,789.02

*

Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding the sum of (1) 28,438,574 issued and outstanding shares of common stock, par value of 0.0001(“Shares”), of Amber Road, Inc., a Delaware corporation (“Amber Road”), multiplied by the offer price of $13.05 per share of common stock (the “Offer Price”), (2) 4,357,591 Shares subject to issuance pursuant to outstanding options (“Company Stock Options”), multiplied by $2.87, the difference between the Offer Price of $13.05 and the weighted average exercise price of $10.18 per Share, (3) 1,349,367 Shares subject to issuance pursuant to outstanding time-based vesting restricted stock unit awards (“Company RSU Awards”), multiplied by the Offer Price of $13.05, and (4) 732,685 Shares subject to issuance pursuant to outstanding performance-based vesting restricted stock unit awards (“Company PSU Awards”), multiplied by the Offer Price of $13.05.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Value by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$49,789.02	Filing Party	Chicago Merger Sub, Inc.
Form or Registration No.	Schedule TO-T	Date Filed	June 3, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Chicago Merger Sub, Inc., a Delaware corporation (the “Offeror”), Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), E2open, LLC, a Delaware limited liability company (“E2open”), and the following private equity funds: (i) Insight Venture Partners IX, L.P., a Cayman Islands exempted limited partnership, (ii) Insight Venture Partners IX (Co-investors), L.P., a Cayman Islands exempted limited partnership, (iii) Insight Venture Partners (Cayman) IX, L.P., a Cayman Islands exempted limited partnership, (iv) Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership, (v) Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., a Cayman Islands exempted limited partnership, (vi) Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., a Cayman Islands exempted limited partnership, (vii) Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., a Cayman Islands exempted limited partnership, (viii) Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., a Delaware limited partnership, (ix) Insight Venture Partners X, L.P., a Cayman Islands exempted limited partnership, (x) Insight Venture Partners X (Co-Investors), L.P., a Cayman Islands exempted limited partnership, (xi) Insight Venture Partners (Cayman) X, L.P., a Cayman Islands exempted limited partnership and (xii) Insight Venture Partners (Delaware) X, L.P., a Delaware limited partnership, ((i) through (xii) collectively “Insight”) on June 3, 2019 (together with any subsequent amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Amber Road, Inc., a Delaware corporation (“Amber Road”), at a price of $13.05 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated June 3, 2019 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal that accompanied such Offer to Purchase. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO and the Offer to Purchase.

All of the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1–9 and Item 11.

The Offer to Purchase is hereby amended and supplemented as follows:

1.	The following paragraph is hereby added after the last paragraph in Section 10 “Background of the Offer; Past Contacts with Amber Road.”

“On June 5, 2019, the Federal Trade Commission (“FTC”) granted early termination of the waiting period under the HSR Act.”

2.	The following paragraph is hereby added after the last paragraph in Section 14 “Conditions to the Offer.”

“On June 5, 2019, the FTC granted early termination of the waiting period under the HSR Act. Accordingly, the condition that the approval or waiting period under the HSR Act having expired or early termination thereof having been granted has been satisfied. The Offer continues to be subject to the remaining conditions set forth in this Section 14 “Conditions to the Offer”.”

3.

The second, third, and fourth paragraphs under the caption “U.S. Antitrust Compliance” are hereby deleted in their entirety and the following paragraph is hereby added after the first paragraph of that section in Section 17 “Certain Legal Matters; Regulatory Approvals.”

“Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a fifteen calendar day waiting period following the filing by Parent, as the ultimate parent of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent and Amber Road filed their Premerger Notification and Report Forms on May 24, 2019 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. On June 5, 2019, the FTC

granted early termination of the waiting period under the HSR Act. Accordingly, the condition that the approval or waiting period under the HSR Act having expired or early termination thereof having been granted has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 14 “Conditions to the Offer.”

4.	The paragraph under the caption “Legal Proceedings” is hereby deleted in its entirety and the following paragraph is hereby added in Section 17 “Certain Legal Matters; Regulatory Approvals.”

“As of June 11, 2019, we are aware of one punitive class action lawsuit which was filed by a purported Amber Road stockholder in the United States District Court for the District of Delaware. The complaint is captioned Patrick Plumley v. Amber Road, Inc. et al., Docket No. 1:19-cv-01053 (filed June 6, 2019). The complaint names as defendants Amber Road, the members of the Amber Road Board, Parent, the Offeror and E2open, LLC. The complaint alleges, among other things, that Amber Road and the Amber Road Board violated provisions of the Exchange Act by failing to provide in the Schedule 14D-9 certain material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions, damages should the Transactions not be enjoined, and an award of attorneys’ and experts’ fees. Amber Road has disclosed in its Schedule 14D-9/A that it believes that the allegations in the suit are without merit. Parent and the Offeror believe these claims are without merit and intend to vigorously defend against these claims. The full complaint is attached as Exhibit (a)(5)(B) to the Schedule TO.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B) Class Action Complaint filed June 6, 2019; Plumley v. Amber Road, Inc. et al., Case No. 1:19-cv-01053) (incorporated by reference to Exhibit (a)(6) of the Schedule 14D-9/A filed by Amber Road on June 12, 2019).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2019	EAGLE PARENT HOLDINGS, LLC

	By:	/s/ Michael Farlekas
Name: Michael Farlekas
Title: Chief Executive Officer

Dated: June 13, 2019	CHICAGO MERGER SUB, INC.

	By:	/s/ Laura Fese
Name: Laura Fese
Title: Secretary

Dated: June 13, 2019	E2OPEN, LLC.

	By:	/s/ Michael Farlekas
Name: Michael Farlekas
Title: Chief Executive Officer

Dated: June 13, 2019	INSIGHT VENTURE PARTNERS IX, L.P.

	By:	Insight Venture Associates IX, L.P.

Its: General Partner

	By:	Insight Venture Associates IX, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 13, 2019	INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

	By:	Insight Venture Associates IX, L.P.

Its: General Partner

	By:	Insight Venture Associates IX, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 13, 2019	INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

	By:	Insight Venture Associates IX, L.P.

Its: General Partner

	By:	Insight Venture Associates IX, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 13, 2019	INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

By: Insight Venture Associates IX, L.P.

Its: General Partner

By: Insight Venture Associates IX, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 13, 2019	INSIGHT VENTURE PARTNERS X, L.P.

By: Insight Venture Associates X, L.P.

Its: General Partner

By: Insight Venture Associates X, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 13, 2019	INSIGHT VENTURE PARTNERS X (CO-INVESTORS), L.P.

By: Insight Venture Associates X, L.P.

Its: General Partner

By: Insight Venture Associates X, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 13, 2019	INSIGHT VENTURE PARTNERS (CAYMAN) X, L.P.

By: Insight Venture Associates X, L.P.

Its: General Partner

By: Insight Venture Associates X, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 13, 2019	INSIGHT VENTURE PARTNERS (DELAWARE) X, L.P.

By: Insight Venture Associates X, L.P.

Its: General Partner

By: Insight Venture Associates X, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 13, 2019	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND, L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 13, 2019	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (CAYMAN), L.P

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 13, 2019	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (DELAWARE), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 13, 2019	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (B), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(5)(B)	Class Action Complaint filed June 6, 2019; Plumley v. Amber Road, Inc. et al., Case No. 1:19-cv-01053) (incorporated by reference to Exhibit (a)(6) of the Schedule 14D-9/A filed by Amber Road on June 12, 2016).